SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30151; File No. 812-13512]

Cash Account Trust, et al.; Notice of Application

July 25, 2012

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as

from certain disclosure requirements.

Summary of Application: Applicants request an order that would amend and supersede a prior

order (the "Non-Affiliated Sub-Advisor Order")[1] that permits them to enter into and materially

amend subadvisory agreements for certain multi-managed funds with non-affiliated sub-advisors

without shareholder approval and grants relief from certain disclosure requirements. The requested

order would permit applicants to enter into, and amend, such agreements with Wholly-Owned Sub-

Advisors (as defined below) and non-affiliated sub-advisors without shareholder approval.

Applicants: Cash Account Trust, Cash Management Portfolio, Cash Reserve Fund, Inc., DWS

Equity 500 Index Portfolio, DWS Global/International Fund, Inc., DWS Income Trust, DWS

Institutional Funds, DWS International Fund, Inc., DWS Investment Trust, DWS Investments VIT

Funds, DWS Market Trust, DWS Money Funds, DWS Money Market Trust, DWS Municipal

Trust, DWS Portfolio Trust, DWS Securities Trust, DWS State Tax-Free Income Series, DWS

Target Date Series, DWS Target Fund, DWS Tax Free Trust, DWS Value Series, Inc., DWS

Variable Series I, DWS Variable Series II, Investors Cash Trust, Tax-Exempt California Money

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[1] Cash Account Trust, et al., Investment Company Act Release Nos. 29094 (Dec. 16, 2009) (notice) and 29109 (Jan. 12, 2010) (order).

Market Fund (each a "DWS Investment Company" and collectively, the "DWS Investment Companies"), and Deutsche Investment Management Americas Inc. ("DIMA").

Filing Dates: The application was filed on March 14, 2008, and amended on July 30, 2009, October 2, 2009, November 24, 2009, September 10, 2010, November 16, 2010, October 6, 2011, February 7, 2012, and July 23, 2012.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on August 17, 2012, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants, Deutsche Investment Management Americas Inc., 345 Park Avenue, New York, New York 10154.

For Further Information Contact: Barbara T. Heussler, Senior Attorney, at (202) 551-6990, or Jennifer L. Sawin, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

<u>Applicants' Representations</u>:

1.   Each DWS Investment Company is organized as a Massachusetts business trust, a New York trust, or a Maryland corporation and is registered with the Commission as an open-end management investment company under the Act. Each DWS Investment Company may offer one or more series of shares (each a "Series" and collectively, "Series") with its own distinct investment objectives, policies and restrictions.[2] Each Series has, or will have, as its investment adviser, DIMA, or another investment adviser controlling, controlled by or under common control with DIMA or its successors (each, an "Advisor" and, collectively with the Series and the DWS Investment Companies, the "Applicants").[3] DIMA, a Delaware corporation, is an indirect, wholly-owned subsidiary of Deutsche Bank AG ("Deutsche Bank"). Deutsche Bank is a major global financial institution that is engaged in a wide range of financial services, including investment management, mutual funds, retail, private and commercial banking, investment banking and insurance.[4]

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[2] The term "Series" also includes the DWS Investment Companies listed above that do not offer multiple series. Cash Management Portfolio and DWS Equity 500 Index Portfolio are master funds (each a "Master Fund") in a master-feeder structure pursuant to section 12(d)(1)(E) of the Act. Certain Series, as well as any future Series and any other investment company or series thereof that is advised by the Advisor, may invest substantially all their assets into one of the Master Funds (each a "Feeder Fund"). No Feeder Fund will engage any sub-advisors other than through approving the engagement of the applicable Master Fund's sub-advisors, if any.

[3] Each Advisor is, or will be, registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended ("Advisers Act"). For purposes of the requested order, "successor" is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

[4] Applicants request that the relief apply to the Applicants, as well as to any future Series and any other existing or future registered open-end management investment company or series thereof that is advised by an Advisor, uses the multi-manager structure described in the application, and complies with the terms and conditions of the application ("Subadvised Series"). All registered open-end investment companies that currently intend to rely on the requested order are named as Applicants. All Series that currently are, or that currently intend to be, Subadvised Series are identified in the application. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained the application. The requested relief will not extend to any sub-advisor, other than a Wholly-Owned Sub-Advisor (as defined below), who is an affiliated person, as defined in section 2(a)(3) of the Act, of the Subadvised Series, of any

2.	The Advisor serves as the investment adviser to each Series pursuant to an investment advisory agreement with the applicable DWS Investment Company ("Investment Management Agreement"). The Investment Management Agreement for each existing Series was approved by the board of trustees/directors of the applicable DWS Investment Company (the "Board"), including a majority of the members of the Board who are not "interested persons", as defined in section 2(a)(19) of the Act, of the Series or the Advisor ("Independent Board Members") and by the shareholders of that Series as required by sections 15(a) and 15(c) of the Act and rule 18f-2 thereunder. The terms of these Investment Management Agreements comply with section 15(a) of the Act. Each other Investment Management Agreement will comply with section 15(a) of the Act and will be similarly approved.

3.	Under the terms of each Investment Management Agreement, the Advisor, subject to the supervision of the applicable Board, provides continuous investment management of the assets of each Series. The Advisor periodically reviews a Series' investment policies and strategies and based on the need of a particular Series may recommend changes to the investment policies and strategies of the Series for consideration by the Board. For its services to each Series under the applicable Investment Management Agreement, the Advisor receives an investment management fee from that Series based on either the average net assets of that Series or that Series' investment performance over a particular period compared to a benchmark. The terms of each Investment Management Agreement permit the Advisor, subject to the approval of the applicable Board, including a majority of the Independent Board Members, and the shareholders of the applicable Subadvised Series (if required), to delegate portfolio management

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Feeder Fund, or of the Advisor, other than by reason of serving as a sub-advisor to one or more of the Subadvised Series ("Affiliated Sub-Advisor").

responsibilities of all or a portion of the assets of a Subadvised Series to one or more sub-advisors.[5]

4.   Applicants request an order to permit the Advisor, subject to the approval of the Board, including a majority of the Independent Board Members, to, without obtaining shareholder approval: (i) select Sub-Advisors to manage all or a portion of the assets of a Series and enter into Sub-Advisory Agreements (as defined below) with the Sub-Advisors, and (ii) materially amend Sub-Advisory Agreements with the Sub-Advisors.[6]

5.   Pursuant to each Investment Management Agreement, the Advisor has overall responsibility for the management and investment of the assets of each Subadvised Series; these responsibilities include recommending the removal or replacement of Sub-Advisors, determining the portion of that Subadvised Series' assets to be managed by any given Sub-Advisor and reallocating those assets as necessary from time to time. In accordance with each Investment Management Agreement, the Advisor will supervise each Sub-Advisor in its performance of its duties with a view to preventing violations of the federal securities laws.

6.   The Advisor has entered into sub-advisory agreements with Sub-Advisors ("Sub-Advisory Agreements") to provide investment management services to the Subadvised

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[5] As used herein, a "Sub-Advisor" is (1) an indirect or direct "wholly-owned subsidiary" (as such term is defined in the Act) of the Advisor for that Series, or (2) a sister company of the Advisor for that Series that is an indirect or direct "wholly-owned subsidiary" (as such term is defined in the Act) of the same company that, indirectly or directly, wholly owns the Advisor (each of (1) and (2) a "Wholly-Owned Sub-Advisor" and collectively, the "Wholly-Owned Sub-Advisors"), or (3) not an "affiliated person" (as such term is defined in section 2(a)(3) of the Act) of the Series, any Feeder Fund invested in a Series that is a Master Fund, applicable DWS Investment Company, or the Advisor, except to the extent that an affiliation arises solely because the sub-adviser serves as a sub-adviser to a Series (each a "Non-Affiliated Sub-Advisor").

[6] Shareholder approval will continue to be required for any other sub-advisor change (not otherwise permitted by rule or other action of the Commission or staff) and material amendments to an existing Sub-Advisory Agreement with any sub-advisor other than a Non-Affiliated Sub-Advisor or a Wholly-Owned Sub-Advisor (all such changes referred to as "Ineligible Sub-Advisor Changes").

Series.[7] The terms of each Sub-Advisory Agreement comply fully with the requirements of section 15(a) of the Act and were approved by the applicable Board, including a majority of the Independent Board Members, and, to the extent that the Non-Affiliated Sub-Advisor Order did not apply, the shareholders of the Subadvised Series in accordance with sections 15(a) and 15(c) of the Act and rule 18f-2 thereunder. The Sub-Advisors, subject to the supervision of the Advisor and oversight of the applicable Board, determine the securities and other instruments to be purchased or sold by a Subadvised Series and place orders with brokers or dealers that they select. The Advisor will compensate each Sub-Advisor out of the fee paid to the Advisor under the relevant Investment Management Agreement.

7. Subadvised Series will inform shareholders of the hiring of a new Sub-Advisor pursuant to the following procedures ("Modified Notice and Access Procedures"): (a) within 90 days after a new Sub-Advisor is hired for any Subadvised Series, that Subadvised Series will send its shareholders[8] either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement;[9] and (b) the Subadvised Series will make the Multi-manager

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[7] If the name of any Subadvised Series contains the name of a Sub-advisor, the name of the Advisor that serves as the primary adviser to the Subadvised Series, or a trademark or trade name that is owned by or publicly used to identity that Advisor, will precede the name of the Sub-advisor.

[8] If the Subadvised Series is a Master Fund, for purposes of the Modified Notice and Access Procedures, "shareholders" include both the shareholders of the applicable Master Fund and the shareholders of its Feeder Funds.

[9] A "Multi-manager Notice" will be modeled on a Notice of Internet Availability as defined in rule 14a-16 under the Securities Exchange Act of 1934 ("Exchange Act"), and specifically will, among other things: (a) summarize the relevant information regarding the new Sub-Advisor; (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Subadvised Series.

A "Multi-manager Information Statement" will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by

Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days. In the circumstances described in the application, a proxy solicitation to approve the appointment of new Sub-Advisors provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement. Applicants state that each Board would comply with the requirements of sections 15(a) and 15(c) of the Act before entering into or amending Sub-Advisory Agreements.

8. Applicants also request an order exempting the Subadvised Series from certain disclosure obligations that may require the Applicants to disclose fees paid by the Advisor to each Sub-Advisor. Applicants seek relief to permit each Subadvised Series to disclose (as a dollar amount and a percentage of the Subadvised Series' net assets): (a) the aggregate fees paid to the Advisor and any Wholly-Owned Sub-Advisors; (b) the aggregate fees paid to Non-Affiliated Sub-Advisors; and (c) the fee paid to each Affiliated Sub-Advisor (collectively, the "Aggregate Fee Disclosure").[10]

Applicants' Legal Analysis:

1. Section 15(a) of the Act states, in part, that it is unlawful for any person to act as an investment adviser to a registered investment company "except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company." Rule 18f-2 under the Act states that any "matter required

the order to permit Aggregate Fee Disclosure, as defined below. Multi-manager Information Statements will be filed with the Commission via the EDGAR system.

[10] Applicants request that, for any Subadvised Series that is a Master Fund, this relief also permit any Feeder Fund invested in that Master Fund to disclose Aggregate Fee Disclosure.

to be submitted…to the holders of the outstanding voting securities of a series company shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding voting securities of each class or series of stock affected by such matter." Further, rule 18(f)-2(c)(1) under the Act provides that a vote to approve an investment advisory contract required by section 15(a) of the Act "shall be deemed to be effectively acted upon with respect to any class or series of securities of such [registered investment] company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter."

2.   Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its statement of additional information the method of computing the "advisory fee payable" by the investment company, including the total dollar amounts that the investment company "paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years."

3.   Rule 20a-1 under the Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act. Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, taken together, require a proxy statement for a shareholder meeting at which the advisory contract will be voted upon to include the "rate of compensation of the investment adviser," the "aggregate amount of the investment adviser's fee," a description of the "terms of the contract to be acted upon," and, if a change in the advisory fee is proposed, the existing and proposed fees and the difference between the two fees.

4.   Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company's registration statement and shareholder

reports filed with the Commission. Sections 6-07(2)(a), (b), and (c) of Regulation S-X require a

registered investment company to include in its financial statement information about the

investment advisory fees.

5.　　　Section 6(c) of the Act provides that the Commission by order upon application

may conditionally or unconditionally exempt any person, security, or transaction or any class or

classes of persons, securities, or transactions from any provisions of the Act, or from any rule

thereunder, if such exemption is necessary or appropriate in the public interest and consistent

with the protection of investors and the purposes fairly intended by the policy and provisions of

the Act. Applicants state that their requested relief meets this standard for the reasons discussed

below.

6.　　　Applicants assert that the shareholders expect the Advisor, subject to review and

approval of the applicable Board, to select the Sub-Advisors who are in the best position to

achieve the Subadvised Series' investment objective. Applicants assert that, from the

perspective of the shareholder, the role of the Sub-Advisors is substantially equivalent to the role

of the individual portfolio managers employed by an investment adviser to a traditional

investment company. Applicants believe that permitting the Advisor to perform the duties for

which the shareholders of the Subadvised Series are paying the Advisor – the selection,

supervision and evaluation of the Sub-Advisors – without incurring unnecessary delays or

expenses is appropriate in the interest of the Subadvised Series' shareholders and will allow such

Subadvised Series to operate more efficiently. Applicants state that each Investment

Management Agreement will continue to be fully subject to section 15(a) of the Act and rule

18f-2 under the Act and approved by the applicable Board, including a majority of the

Independent Board Members, in the manner required by sections 15(a) and 15(c) of the Act.

Applicants are not seeking an exemption with respect to the Investment Management Agreements.

7.   Applicants assert that disclosure of the individual fees that the Advisor would pay to the Sub-Advisors of Subadvised Series that operate under the multi-manager structure described in the application would not serve any meaningful purpose. Applicants contend that the primary reasons for requiring disclosure of individual fees paid to Sub-Advisors are to inform shareholders of expenses to be charged by a particular Subadvised Series and to enable shareholders to compare the fees to those of other comparable investment companies. Applicants believe that the requested relief satisfies these objectives because the advisory fee paid to the Advisor will be fully disclosed and, therefore, shareholders will know what the Subadvised Series' fees and expenses are and will be able to compare the advisory fees a Subadvised Series is charged to those of other investment companies. Applicants assert that the requested disclosure relief would benefit shareholders of the Subadvised Series because it would improve the Advisor's ability to negotiate the fees paid to Sub-Advisors. Applicants state that the Advisor may be able to negotiate rates that are below a Sub-Advisor's "posted" amounts if the Advisor is not required to disclose the Sub-Advisors' fees to the public. Applicants submit that the relief requested to use Aggregate Fee Disclosure will encourage Sub-Advisors to negotiate lower subadvisory fees with the Advisor if the lower fees are not required to be made public.

8.   For the reasons discussed above, Applicants submit that the requested relief meets the standards for relief under section 6(c) of the Act. Applicants state that the operation of the Subadvised Series in the manner described in the application must be approved by shareholders of a Subadvised Series before that Subadvised Series may rely on the requested relief. In addition, Applicants state that the proposed conditions to the requested relief are designed to address any

potential conflicts of interest, including any posed by the use of Wholly-owned Sub-Advisors, and

provide that shareholders are informed when new Sub-Advisors are hired. Applicants assert that

conditions 6, 7, 10 and 11 are designed to provide the Board with sufficient independence and the

resources and information it needs to monitor and address any conflicts of interest with affiliated

person of the Advisor, including Wholly-Owned Sub-Advisors. Applicants state that, accordingly,

they believe the requested relief is necessary or appropriate in the public interest and consistent

with the protection of investors and the purposes fairly intended by the policy and provisions of the

Act.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the

following conditions:

1.   Before a Subadvised Series may rely on the order requested in the application, the

operation of the Subadvised Series in the manner described in the application, including the

hiring of Wholly-Owned Sub-Advisors, will be, or has been, approved by a majority of the

Subadvised Series' outstanding voting securities as defined in the Act, which in the case of a

Master Fund will include voting instructions provided by shareholders of the Feeder Funds

investing in such Master Fund or other voting arrangements that comply with section

12(d)(1)(E)(iii)(aa) of the Act, or, in the case of a new Subadvised Series whose public

shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated

by condition 2 below, by the sole initial shareholder before offering the Subadvised Series'

shares to the public. Before relying on the requested relief, each Subadvised Series that sought

and obtained shareholder approval to operate in the manner described in the application prior to

the date of the requested order and subsequently sold shares based on a prospectus that did not comply with condition 2 below will provide its shareholders with at least 30 days prior written notice of (a) the substance and effect of the relief sought in the application, and (b) the fact that the Subadvised Series intends to employ the multi-manager structure described in the application.

2. The prospectus for each Subadvised Series, and in the case of a Master Fund relying on the requested relief, the prospectus for each Feeder Fund investing in such Master Fund, will disclose the existence, substance, and effect of any order granted pursuant to the application. Each Subadvised Series (and any such Feeder Fund) will hold itself out to the public as employing the multi-manager structure described in the application. Each prospectus will prominently disclose that the Advisor has the ultimate responsibility, subject to oversight by the applicable Board, to oversee the Sub-Advisors and recommend their hiring, termination and replacement.

3. The Advisor will provide general management services to a Subadvised Series, including overall supervisory responsibility for the general management and investment of the Subadvised Series' assets. Subject to review and approval of the applicable Board, the Advisor will (a) set a Subadvised Series' overall investment strategies, (b) evaluate, select, and recommend Sub-Advisors to manage all or a portion of a Subadvised Series' assets, and (c) implement procedures reasonably designed to ensure that Sub-Advisors comply with a Subadvised Series' investment objective, policies and restrictions. Subject to review by the applicable Board, the Advisor will (a) when appropriate, allocate and reallocate a Subadvised Series' assets among multiple Sub-Advisors; and (b) monitor and evaluate the performance of Sub-Advisors.

4.   A Subadvised Series will not make any Ineligible Sub-Advisor Changes without the approval of the shareholders of the applicable Subadvised Series, which in the case of a Master Fund will include voting instructions provided by shareholders of the Feeder Fund investing in such Master Fund or other voting arrangements that comply with section 12(d)(1)(E)(iii)(aa) of the Act.

5.   Subadvised Series will inform shareholders, and if the Subadvised Series is a Master Fund, shareholders of any Feeder Funds, of the hiring of a new Sub-Advisor within 90 days after the hiring of a new Sub-Advisor pursuant to the Modified Notice and Access Procedures.

6.   At all times, at least a majority of the applicable Board will be Independent Board Members, and the selection and nomination of new or additional Independent Board Members will be placed within the discretion of the then-existing Independent Board Members.

7.   Independent Legal Counsel, as defined in rule 0-1(a)(6) under the Act, will be engaged to represent the Independent Board Members. The selection of such counsel will be within the discretion of the then-existing Independent Board Members.

8.   The Advisor will provide the applicable board, no less frequently than quarterly, with information about the profitability of the Advisor on a per Subadvised Series basis. The information will reflect the impact on profitability of the hiring or termination of any sub-advisor during the applicable quarter.

9.   Whenever a sub-advisor is hired or terminated, the Advisor will provide the applicable Board with information showing the expected impact on the profitability of the Advisor.

10.   Whenever a sub-advisor change is proposed for a Subadvised Series with an Affiliated Sub-Advisor or a Wholly-Owned Sub-Advisor, the applicable Board, including a majority of the Independent Board Members, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Subadvised Series and its shareholders, and if the Subadvised Series is a Master Fund, the best interests of any applicable Feeder Funds and their respective shareholders, and does not involve a conflict of interest from which the Advisor or the Affiliated Sub-Advisor or Wholly-Owned Sub-Advisor derives an inappropriate advantage.

11.   No Board member or officer of a Subadvised Series, or of a Feeder Fund that invests in a Subadvised Series that is a Master Fund, or director, manager, or officer of the Advisor, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a sub-advisor, except for ownership of interests in the Advisor or any entity, except a Wholly-Owned Sub-Advisor, that controls, is controlled by, or is under common control with the Advisor.

12.   Each Subadvised Series and any Feeder Fund that invests in a Subadvised Series that is a Master Fund will disclose the Aggregate Fee Disclosure in its registration statement.

13.   In the event the Commission adopts a rule under the Act providing substantially similar relief to that requested in the application, the requested order will expire on the effective date of that rule.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary